FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K of Diana Shipping Inc. (the "Company") is being furnished to report that the Company has appointed Ms. Maria Dede as the Company’s Co-Chief Financial Officer (Operations Finance), effective immediately. Mr. Ioannis Zafirakis, the Company’s current Chief Financial Officer, will continue to serve in the Co-Chief Financial Officer (Strategic Finance) position with Ms. Dede. Ms. Dede currently serves as the Company’s Chief Accounting Officer, a position she has held since 2005.

Ms. Dede’s biographical information is included in the Company’s annual report of Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on April 5, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: January 17, 2025	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President